EXHIBIT 28

Meilee Smythe                                                      Embargo until
Senior Vice President - Treasurer                             8:00 a.m. (E.D.T.)
602/ 207-2664

                              THE FINOVA GROUP INC.

               Announces 24% Increase in Third Quarter Net Income

PHOENIX, ARIZ., OCT. 13, 1998 -- The FINOVA Group Inc (NYSE: FNV) today reported net income of $43.1 million ($.73 per diluted common share) for the third quarter of 1998 compared to net income of $34.9 million ($.61 per diluted share) in the third quarter of 1997, a 24% increase in net income and 20% increase in diluted earnings per share.

Net income for the first nine months of 1998 was $123.2 million ($2.07 per diluted common share) compared to net income of $100.3 million ($1.76 per diluted common share) for the first nine months of 1997, a 23% increase in net income and 18% increase in earnings per share. The 1998 periods include 1.7 million additional shares issued in the fourth quarter of 1997 to purchase the business of FINOVA Realty Capital ("FRC") (formerly Belgravia Capital Corp.).

"During this turbulent period for many financial services companies, I am pleased with FINOVA's continued strong performance, which primarily was driven by the growth in interest margins coupled with our disciplined cost control," said FINOVA Chairman & CEO Sam Eichenfield. Eichenfield went on to say, "we generated record new business during the quarter that resulted in substantial portfolio growth, while maintaining high portfolio quality and ample reserve coverage."

New business for the third quarter of 1998 was $2.9 billion, consisting of $1.3 billion new leases and loans and $1.6 billion of fee based volume, compared to total new business of $1.7 billion for the third quarter of 1997. For the first nine months of 1998, new business totaled $8.1 billion compared to $5.0 billion for the equivalent 1997 period. As a result, managed assets grew by 17% over the last twelve months to $9.9 billion at Sept. 30, 1998. This new business was added while maintaining the backlog at $2.2 billion, a level 37% higher than at Sept. 30, 1997.

Annualized operating margins as a percentage of average earning assets were 6.4% and 6.5%, respectively for the third quarter and first nine months of 1998 compared to 6.1% and 6.0% for the respective 1997 periods. Operating margins grew by 20% in the third quarter of 1998 to $137.4 million and by 23% to $401.5 million for the nine months of 1998.

"Portfolio quality, which is extremely important to us at FINOVA, continues to be maintained with nonaccruing assets running at 2% of managed assets," Eichenfield added. Net write-offs for the quarter and year-to-date periods of 1998 were $9.9 million and $36.9 million, respectively, compared to $13.9 million and $29.2 million for the equivalent three- and nine-month periods of 1997. Reserves for credit losses remained at 2% of managed assets and were 93.9% of nonaccruing assets at Sept. 30, 1998. Loss provisions to cover write-offs and the portfolio growth were $19 million in the third quarter of 1998 compared to $22 million for the comparable 1997 period.

Net gains on sale of assets for the third quarter of 1998 totaled $13.4 million versus $8.7 million for the comparable 1997 period and included the traditional gains from the sale of residuals and other assets plus gains from the sale of loans via the Commercial Mortgage Backed Securities (CMBS) market. Total gains recorded more than offset losses of $12 million realized from the shorting of treasuries used to hedge the CMBS portfolio. "We have put into place committed programs to successfully place Realty Capital transactions, which we can elect to use, at our discretion, to help provide alternatives should turbulence continue in the traditional CMBS market place," Eichenfield said.

Operating expenses for the quarter and first nine months of 1998 were $61.1 million and $175.8 million, respectively, compared to $44.8 million and $137.3 million for the equivalent 1997 periods. The 1998 periods included expenses related to FRC, acquired in the fourth quarter of 1997, which typically run higher than FINOVA's traditional commercial finance businesses. Operating expenses, as a percentage of operating margins were 44.5% and 43.8% for the third quarter and first nine months of 1998 compared to 39.3% and 42.0% for the comparable 1997 periods. Excluding the expenses related to FRC, FINOVA's operating expense ratio would have been 40.7% and 40.9% for the third quarter and nine months ended Sept. 30, 1998, respectively. "A significant portion of our new loan and lease business --45%-- was added in September, and therefore, did not result in any profit contribution," Eichenfield noted.

Income taxes were higher in the 1998 periods, due to the increase in pre-tax income as well as to the realization of certain tax credits in the 1997 periods.

The FINOVA Group Inc., through its principal operating subsidiary, FINOVA Capital Corporation, is one of the nation's leading financial services companies focused on providing a broad range of capital solutions primarily to midsize business. FINOVA is headquartered in Phoenix with business development offices throughout the U.S. and in London, U.K., and Toronto, Canada.

                                       ###

                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)

                                               Quarter Ended               Nine Months Ended
                                               September 30,                 September 30,
                                         ---------------------------   ---------------------------
                                             1998           1997            1998          1997
                                         ------------   ------------   ------------   ------------
Interest earned from financing
transactions                             $    232,835   $    197,557   $    654,770   $    571,843
Operating lease income                         24,019         30,253         88,107         85,164
Interest expense                             (122,235)      (105,592)      (347,794)      (304,647)
Operating lease depreciation                  (13,875)       (17,727)       (51,540)       (51,786)
                                         ------------   ------------   ------------   ------------
Interest margins earned                       120,744        104,491        343,543        300,574
Volume-based fee income                        16,687          9,546         57,946         25,913
                                         ------------   ------------   ------------   ------------
Operating margin                              137,431        114,037        401,489        326,487
Provision for credit losses                   (19,000)       (22,000)       (44,500)       (48,300)
Gains on disposal of assets                    13,438          8,706         24,243         22,407
Selling, administrative and other
operating expenses                            (61,097)       (44,773)      (175,834)      (137,263)
                                         ------------   ------------   ------------   ------------
Income before income taxes                     70,772         55,970        205,398        163,331
Income taxes                                  (26,694)       (20,103)       (79,317)       (59,954)
                                         ------------   ------------   ------------   ------------
Income before preferred dividends              44,078         35,867        126,081        103,377
Preferred dividends, net of tax                  (946)          (946)        (2,837)        (3,047)
                                         ------------   ------------   ------------   ------------

Net Income                               $     43,132   $     34,921   $    123,244   $    100,330
                                         ============   ============   ============   ============

Basic earnings per share                 $       0.77   $       0.65   $       2.20   $       1.86
                                         ============   ============   ============   ============
Basic average shares outstanding           56,032,000     53,992,000     56,146,000     53,979,000
                                         ============   ============   ============   ============

Diluted earnings per share               $       0.73   $       0.61   $       2.07   $       1.76
                                         ============   ============   ============   ============
Average shares outstanding assuming
dilution                                   60,683,000     58,805,000     60,947,000     58,684,000
                                         ============   ============   ============   ============

Dividends declared per common share      $       0.16   $       0.14   $       0.44   $       0.38
                                         ============   ============   ============   ============

                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                               As of
                                                    As of September 30      December 31
                                                 ------------------------   ------------
FINANCIAL POSITION:                                 1998          1997         1997
                                                 ----------    ----------    ----------
Ending funds employed (EFE)                      $9,392,529    $8,075,600    $8,399,456
Securitizations and participations sold (2)         516,019       373,737       457,967
                                                 ----------    ----------    ----------
  Total managed assets                            9,908,548     8,449,337     8,857,423
Reserve for credit losses                           187,161       167,754       177,088
Nonaccruing assets                                  199,367       173,390       187,356
Nonaccruing assets as  % of managed assets (4)          2.0%          2.1%          2.1%
Reserve for credit losses as a % of:
  Ending managed assets (4) (5)                         2.0%          2.0%          2.0%
  Nonaccruing assets                                   93.9%         96.7%         94.5%
Total debt                                       $7,891,283    $6,502,512    $6,764,581
Preferred securities                                111,550       111,550       111,550
Common shareowners' equity                        1,145,538       977,921     1,090,454
Backlog                                           2,189,168     1,601,334     1,601,218
Common shares repurchased                         1,017,450     1,035,800     1,035,800


                                              For the Quarter Ended        For the Nine Months Ended
                                                  September 30,                  September 30,
                                           ---------------------------    ---------------------------
PERFORMANCE HIGHLIGHTS:                       1998             1997          1998             1997
                                           ----------       ----------    ----------       ----------
Average managed assets                     $9,595,407       $8,234,743    $9,219,449       $7,989,202
Average earning assets (3)                  8,628,830        7,456,595     8,285,807        7,208,380
New business                                1,294,649          747,852     2,740,462        2,310,722
Fee-based volume                            1,635,697          994,235     5,400,311        2,671,908
Net write-offs                                  9,943           13,941        36,930           29,165
Net write-offs (annualized) as a % of
average managed assets (4)                      0.42%            0.68%         0.54%            0.49%
Operating margin (annualized) as
 a % of average earning assets                  6.37%            6.12%         6.46%            6.04%
Interest margins earned
 (annualized) as a % of average
 earning assets                                 5.60%            5.61%         5.53%            5.56%
Selling, administrative and other
 operating expenses as a % of
 operating margin                              44.46%           39.26%        43.80%           42.04%
Return (annualized) on average
 common equity                                 14.99%           14.51%        14.53%           14.15%

----------
(1)  Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.
(4) Excludes participations sold in which the Company has transferred credit risk.
(5)  Excludes financing contracts held for sale.